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                                                             OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)




                           QUAKER FABRIC CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                   747399103
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                                 (CUSIP Number)


                            ALLAN R. WILLIAMS, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 JULY 29, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].







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                                  SCHEDULE 13D

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CUSIP NO. 747399103                                            PAGE 2 OF 5 PAGES
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

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          NAME OF REPORTING PERSONS  Larry A. Liebenow

1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (A) [ ]
2                                                                                                (B) [ ]

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          SEC USE ONLY
3


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          SOURCE OF FUNDS*
4

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
5

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          CITIZENSHIP OR PLACE OF ORGANIZATION                           United States
6

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                         7       SOLE VOTING POWER                          200,000 shares

NUMBER OF            ------------------------------------------------------------------------------------
SHARES
BENEFICIALLY             8       SHARED VOTING POWER                        2,824,094 shares
OWNED BY
EACH                 ------------------------------------------------------------------------------------
REPORTING
PERSON WITH              9       SOLE DISPOSITIVE POWER                     200,000 shares

                     ------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER                   2,824,094 shares

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON         3,024,094 shares

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   18.47%

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14        TYPE OF REPORTING PERSON               IN

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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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         This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13D initially filed on December 13, 1993 with the Securities and Exchange Commission by the reporting person.


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Quaker Fabric Corporation (the "Company"). The principal executive offices of the Company are located at 941 Grinnell Street, Fall River, Massachusetts 02721.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Larry A. Liebenow.

         Mr. Liebenow is the President and Chief Executive Officer of the Company and an officer, director, and stockholder of Nortex Holdings, Inc., a Delaware corporation ("Nortex").

         Mr. Liebenow is a citizen of the United States and his principal business address is c/o Quaker Fabric Corporation, 941 Grinnell Street, Fall River, Massachusetts 02721.

         During the last five years, Mr. Liebenow has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A

ITEM 4.  PURPOSE OF TRANSACTION

         On July 29, 1998, Nortex sold 200,000 shares of Common Stock in a registered public offering in which the Company sold 3,000,000 shares of Common Stock. Mr. Liebenow is an officer, director and stockholder of Nortex and, as such, may be deemed to beneficially own the shares of Common Stock owned by Nortex.

         Mr. Liebenow does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer




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quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of January 22, 2001, Mr. Liebenow beneficially owned 3,024,094 shares of Common Stock, which represented 18.47% of the outstanding Common Stock. Mr. Liebenow's ownership reported above consists of (i) 95,000 shares owned directly by Mr. Liebenow, (ii) 105,000 shares which Mr. Liebenow has the right to acquire upon exercise of options to purchase Common Stock , (iii) 2,268,556 shares of Common Stock owned directly by Nortex, and (iv) 555,538 shares which Nortex has the right to acquire upon exercise of an option to purchase Common Stock. Nortex has granted options to purchase 33,700 shares of Common Stock to certain executive officers of the Company (not including Mr. Liebenow). Mr. Liebenow is an officer, director, and stockholder of Nortex and, as such, may be deemed to beneficially own all of the shares owned by Nortex.

         Mr. Liebenow has not engaged in any transactions in the Common Stock during the 60 days preceding the date of this statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  January 22, 2001




                                       /s/ Larry A. Liebenow
                                       _________________________________________
                                       Larry A. Liebenow





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